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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 14)*

                               FRESENIUS USA, INC.
                                (Name of Issuer)

                       Common Stock, par value $.01/share
                         (Title of Class of Securities)

                                   358031 10 2
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


- ----------
       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 358031 10 2


- --------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        FRESENIUS AKTIENGESELLSCHAFT

- --------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



                                                                   (a) /X/

                                                                   (b) / /
- --------------------------------------------------------------------------------
3           SEC USE ONLY

- --------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                        N/A
- --------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      /  /
- --------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                        GERMANY

- --------------------------------------------------------------------------------
NUMBER OF               7       SOLE VOTING POWER
SHARES                                        18,673,325
                                ------------------------------------------------
BENEFICIALLY            8       SHARED VOTING POWER
                                ------------------------------------------------
OWNED BY
EACH REPORT-            9       SOLE DISPOSITIVE POWER
ING PERSON                                    18,673,325
                                ------------------------------------------------
WITH                   10       SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 18,673,325

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

            EXCLUDES CERTAIN SHARES                     / /

- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           70.7%
- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                        CO.
- --------------------------------------------------------------------------------


                               Page 2 of ___ Pages


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CUSIP NO. 358031 10 2


- --------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        FRESENIUS SECURITIES, INC., 68-0659754
- --------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)   /X/

                                                                 (b)   / /
- --------------------------------------------------------------------------------
3           SEC USE ONLY
- --------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                        N/A

- --------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                /  /

- --------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                        CALIFORNIA

- --------------------------------------------------------------------------------
NUMBER OF               7              SOLE VOTING POWER
SHARES                                                -0-
                                       -----------------------------------------
BENEFICIALLY            8              SHARED VOTING POWER
OWNED BY                                            7,833,202
                                       -----------------------------------------
EACH REPORT-            9              SOLE DISPOSITIVE POWER
ING PERSON                                            -0-
                                       -----------------------------------------
WITH                   10              SHARED DISPOSITIVE POWER
                                                             7,833,202
- --------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            7,833,202

- --------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                               / /
- --------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          29.6%

- --------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                        CO.

- --------------------------------------------------------------------------------

                               Page 3 of ___ Pages


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         The Schedule 13D filed on September 18, 1987 by Fresenius
Aktiengesellschaft ("FRESENIUS AG") with respect to the Common Stock, par value $0.01 per share ("COMMON STOCK"), of Fresenius USA, Inc. (formerly known as Delmed, Inc. and referred to herein as the "COMPANY"), as amended by Amendment No. 1, filed October 20, 1987, by Amendment No. 2, filed February 4, 1988, by Amendment No. 3, filed February 22, 1990, by Amendment No. 4, filed September 4, 1990 by Fresenius AG and Fresenius Securities, Inc. (formerly known as Fresenius U.S.A., Inc. and referred to herein as "FSI"), by Amendment No. 5, filed July 5, 1991, by Amendment No. 6, filed December 3, 1991, by Amendment No. 7, filed January 3, 1992, by Amendment No. 8, filed October 15, 1992, by Amendment No. 9, filed December 23, 1992, by Amendment No. 10, filed March 4, 1993, by Amendment No. 11, filed May 16, 1994, by Amendment No. 12, filed July 1, 1994 and by Amendment No. 13 filed February 8, 1996, is hereby further amended with respect to the items set forth below. Capitalized terms used in this Amendment No. 14 without definition have the meanings set forth in Amendment No. 13.

Item 2.     IDENTITY AND BACKGROUND.

         Item 2 is amended by the addition of the following information:

         On May 1, 1996, Mr. Hans Kroener resigned from the Supervisory Board of Fresenius AG. Dr. Gabriele Kroener, a deputy member of the Supervisory Board, became a member of the Supervisory Board upon Mr. Kroener's resignation. For the past five years, Dr. Kroener has been a physician in the Department of Cardiac, Thoracic and Vascular Surgery, University Clinic Hamburg-Eppendorf
UKE, Martinistrasse 52, 20246 Hamburg-Eppendorf, Germany. During the past five years, Dr. Kroener not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a judicial or administrative proceeding resulting in her becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation of such laws. Dr. Kroener is a citizen of Germany.

         The share capital of Fresenius AG consists of ordinary shares and non-voting preference shares, each having a nominal value DM 5 per share ("Fresenius AG Ordinary Shares" and "Fresenius AG Preference Shares," respectively), both of which are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, which became effective January 1, 1995, holders of voting securities of a German company listed on a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever their holding reaches or exceeds thresholds of 5%, 10%, 25%, 50% and 75%. All persons holding 5% or more of the voting rights of a German listed stock corporation were required to provide the corporation with an

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initial notification of the level of their holding prior to the first annual general meeting of such company held after April 1, 1995. In addition, under the German Stock Corporation Law, notification to a company is required upon acquisition of 25% and 50% of the voting securities of that company.

         The Else Kroener-Fresenius-Stiftung (the "Foundation") has informed Fresenius AG that as of April 30, 1996, it owned 55.96% of the Fresenius AG Ordinary Shares. The Foundation serves to promote medical science, primarily in the fields of research and treatment of illnesses, including the development of apparatuses and preparations, e.g. artificial kidneys. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. Effective May 1, 1996, the administrative board of the Foundation consists of Mr. Hans Goring, Frankfurt/Main, Professor Dr. Volker Lang, Gauting, and Mr. Hans Kroener. Pursuant to the terms of the will of the late Mrs. Else Kroener, under which the Foundation acquired most of its shares, Mrs. Kroener's executors exercise voting and dispositive power over the shares held by the Foundation. The executors under Mrs. Kroener's will are Mr. Kroener and Dr. Alfred Stiefenhofer. Mr. Kroener's address is Dipl. Volkswirt Hans Kroener, Postfach 1852, 61288 Bad Homburg v.d.H., Germany. Dr. Stiefenhofer's address is Noerr, Stiefenhofer & Lutz, Brienner Strasse 28, 80333 Munich, Germany. Dr. Stiefenhofer is Chairman of the Fresenius AG Supervisory Board. (For additional information with respect to Mr. Kroener and Dr. Stiefenhofer, see Schedule A to Amendment No. 13 to this
Schedule 13D.) In addition, on March 28, 1995, AGAB Pharma Beteiligungs-GmbH ("AGAB") informed Fresenius AG that it owns 9% of the Fresenius AG Ordinary Shares and 15% of the Fresenius AG Preference Shares, and on May 4, 1995, H.O.F.-Beteiligungs-GmbH ("HOF") informed Fresenius AG that it owns 22.4% of the Fresenius AG Ordinary Shares, According to published reports, HOF is 50% -owned by Dresdner Bank AG and 50%-owned by the Foundation. Pursuant to a pooling agreement relating to the shares held by the Foundation, AGAB and HOF, the Foundation has voting power over the shares held by AGAB and HOF. Accordingly, through (i) their dispositive power over the shares of Fresenius AG held by the Foundation and (ii) their power to direct the vote of the shares held by the Foundation (including the shares subject to the Pooling Agreement), Dr. Stiefenhofer and Mr. Kroener may be deemed, under the rules of the Commission, to beneficially own 87.36% of the voting shares of Fresenius AG.

Item 4.     PURPOSE OF TRANSACTION.

            Item 4 is amended as follows:

         On May 8, 1996, Fresenius AG and the Company jointly announced that an agreement had been reached between Fresenius AG and a committee of independent directors of the Company (the

"Independent Committee") on the terms on which the public stockholders of the Company will participate in the Reorganization and the Company Merger. The Reorganization and the Company Merger were approved by the Board of Directors of the Company on May 8, 1996.

         Under the terms of the agreement with the Independent Committee, the public shareholders of the Company will receive approximately 1.112 American Depositary Shares ("ADSs") of Fresenius Medical Care AG for each share of Company Common Stock. Each ADS will evidence one-third of an ordinary share of Fresenius Medical Care AG. This exchange ratio is based on the current intent that 70,000,000 ordinary shares of Fresenius Medical Care AG will be outstanding. The agreement with the Independent Committee also assumes that the Company will reacquire outstanding stock options or other equity securities, such that Fresenius AG's fully diluted interest in Fresenius Medical Care AG will not be reduced below 50.3%. Accordingly, the public stockholders of the Company, on a fully diluted basis, will receive 4.9% of Fresenius Medical Care AG shares outstanding after the closing of the Reorganization.

         For a description of certain agreements entered into by Fresenius AG and the Company in connection with the approval of the Reorganization and the Company Merger by the Company's Board of Directors, see "Agreements with Respect to Securities of the Issuer," below.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

         The information previously set forth in this Item 5 with respect to beneficial ownership of Company Common Stock by the directors and officers of FSI is amended and restated as follows:

         At the date of this Amendment No. 14, the following officers of FSI (each of whom is also on officer of the Company and each of whom acquired beneficial ownership of his shares in connection with his employment by the Company) also beneficially own shares of Company Common Stock as follows:


BENEFICIAL OWNER        NO. OF SHARES      NATURE OF BENEFICIAL OWNERSHIP
- ----------------        -------------      ------------------------------

Dr. Ben J. Lipps          725,000          80,000 shares owned beneficially and of record, 195,000 shares subject to presently exercisable options and 450,000 subject to options granted subject to stockholder approval.

Heinz Schmidt             46,000           46,000 shares owned beneficially and of record.

Scott Walker              43,500           500 shares owned beneficially and of record; 43,000 shares subject to presently exercisable options.


         Fresenius AG disclaims any beneficial interest in any of the shares beneficially owned by the persons named in the foregoing table.

         On April 16, 1996, Mr. Schmidt exercised options to acquire 34,000 shares of Common Stock. Of such 34,000 shares, 3,000 shares were acquired at an exercise price of $3.625 per share, 3,000 shares were acquired at an exercise price of $3.875 per share, 10,000 shares were acquired at an exercise price of $7.125 per share and 18,000 shares were acquired at an exercise price of $7.375 per share. On May 9, 1996, Mr. Schmidt exercised options to acquire 12,000 shares of Common Stock at an exercise price of $7.375 per share. Such shares were acquired by Mr. Schmidt with the proceeds of margin loans.

         On May 6, 1996, the Compensation Committee of the Company's Board of Directors voted to accelerate the vesting of all outstanding options held by executive officers under the Company's 1987 Stock Option Plan. As a result of such action, options to purchase 12,000 shares held by each of Mr. Schmidt and Mr. Walker became exercisable (and were subsequently exercised by Mr. Schmidt on May 9, 1996), and Mr. Schmidt and Mr. Walker may each be deemed to have acquired beneficial ownership of the shares issuable upon the exercise of such options.

         Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) and FSI (and, to the best of its knowledge, its directors and executive officers) do not own or have any right to acquire, directly or indirectly, any shares of Company Common Stock or Preferred Stock and, except as described herein, none of such persons has effected any transaction in Company Common Stock or Preferred Stock in the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         At the time the Company's Board of Directors approved the Reorganization and the Company Merger, the Company entered into two agreements. Pursuant to a letter agreement among Fresenius AG, the Company and Grace (the "Joinder Agreement"), the Company undertook the obligations of a party to the Reorganization Agreement and, for itself, made directly to Grace certain representations and warranties, including the representations and warranties in the Reorganization Agreement with respect to the Company. Under the Joinder Agreement, the Company's undertaking and its representations and warranties made therein shall be null and void if, immediately prior to the effective time of the Company Merger, the number of Company "Common Share Equivalents"

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(i.e., the aggregate number of shares of Company Common Stock (i) outstanding and (ii) underlying options, warrants and convertible securities of the Company) exceeds 9,253,331. The Joinder Agreement also reduced the percentage of Fresenius Medical Care AG ordinary shares required to be held by Fresenius AG upon consummation of the Reorganization from 51% to 50.3%.

         Pursuant to a separate agreement between the Company and Fresenius AG (the "Supplemental Agreement"), the Company and Fresenius AG agreed that $75 million in liquidated damages payable to Fresenius AG under the Reorganization Agreement upon termination of that agreement for certain specified causes would be payable $49.5 million to Fresenius AG and $25.5 million to the Company and that, if the Reorganization is not consummated, Fresenius AG and the Company will bear 66% and 34%, respectively, of their aggregate fees and expenses. The Supplemental Agreement also confirms certain understandings of Fresenius AG and the Company relating to the exchange ratio of Fresenius Medical Care AG ordinary shares for Company Common Stock, including the Company's intention to repurchase sufficient vested and unvested stock purchase options held by Company employees and other equity securities of the Company so that, immediately prior to the Company Merger, there shall be no more that 9,253,331 Company Common Share Equivalents. Such sharing arrangements and understandings will also be null and void if immediately prior to the effective time of the Company merger, the number of Company Common Share equivalents exceeds 9,253,331.

         The invalidation of the Company's obligations under the Joinder Agreement and the Supplemental Agreement described above would not affect Fresenius AG's obligations under the Reorganization Agreement to cause the Company's Board of Directors to adopt, approve and ratify the Reorganization Agreement, to submit the Company Merger to a vote of holders of Company Common Stock and to vote its shares of Company Common Stock in favor of the Company Merger.

         The summaries of the Joinder Agreement and the Supplemental Agreement set forth above are qualified in their entirety by reference to such agreements, which are filed as Exhibits 17 and 18, respectively, to this Amendment No. 14.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed with this Amendment No. 14:

                 Exhibit 17 Letter agreement dated May 8, 1996 among Fresenius AG, Fresenius USA, Inc. and W. R. Grace & Co. (Incorporated by reference to Exhibit No. 10.23 to the Quarterly Report on Form 10-Q of Fresenius USA, Inc. for the quarter ended March 31, 1996.)


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                 Exhibit 18        Agreement dated May 8, 1996 between Fresenius
                                   AG and Fresenius USA, Inc. (Incorporated by reference to Exhibit No. 10.24 to the Quarterly Report on Form 10-Q of Fresenius USA, Inc. for the quarter ended March 31, 1996.)

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1996                        FRESENIUS AKTIENGESELLSCHAFT

                                           By:      /s/ Gerd Krick
                                                    --------------------
                                                    Gerd Krick
                                                    Managing Director

                                           By:      /s/ Mathias Klingler
                                                    --------------------
                                                    Mathias Klingler
                                                    Managing Director

                                       S-1


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1996                        FRESENIUS SECURITIES, INC.



                                                   By:      /s/ Ben Lipps
                                                           --------------------
                                                           Dr. Ben J. Lipps
                                                           President

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